SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 6 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value /1/
                         (Title of Class of Securities)

                                    527016109
                                    ---------
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 September 22, 1997
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

--------
1 The Reporting Persons believe that the Common Stock, $.01 par value, of the Issuer has not been registered pursuant to Section 12 of the Securities Exchange Act (the "Act") and, therefore, they are not required pursuant to Rule 13(d)1 of the Act to file this Amendment No. 6 to Schedule 13D.



                               Page 1 of 4 Pages

                               Amendment No. 6 to

                                  Schedule 13D


         This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997, Amendment No. 3 dated September 5, 1997, Amendment No. 4 dated September 10, 1997 and Amendment No. 5 dated September 19, 1997 filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 6, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 4 of the Schedule 13D "Purpose of Transaction." is amended by adding the following paragraph:

         "On September 22, 1997, Mark Dickstein, President of Dickstein Inc. and Mark Kaufman, Vice President of Dickstein Inc., were appointed to the Board of Directors of the Company."


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

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  September 24, 1997


                         DICKSTEIN & CO., L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper


                               Page 3 of 4 Pages

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President


                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper


                              Mark Dickstein


                              /s/ Mark Dickstein
                              ---------------------
                              Name:  Mark Dickstein


                               Page 4 of 4 Pages